Exhibit 21.1

VeriChip Corporation

List of Subsidiaries

Company Name	Country or State of Incorporation or Formation
VeriChip Holdings, Inc. (formerly known as VeriChip Inc. and EXI Wireless Inc.)	British Columbia, Canada

VeriChip Corporation (formerly known as VeriChip Systems, Inc. - Instantel Inc., VeriChip Solutions Inc. f/k/a HOUNDware Corporation and VeriChip Systems Inc. f/k/a EXI Wireless Systems, Inc. were amalgamated under the name of VeriChip Systems Inc.)

British Columbia, Canada